November 16, 2004

Via US Mail and Facsimile

Mr. Douglas J. Townsdin
Chief Financial Officer
Lowrance Electronics, Inc.
12000 East Skelley Drive
Tulsa, OK


Re:	Lowrance Electronics, Inc.
	Form 10-K for the fiscal year ended July 31, 2004
	Commission File Number:  0-15240


Dear Mr. Townsdin:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Item 1 - Business

Key Growth Strategies

Products, Page 4
1. We note from Note 9 that you disclose information in one reporting segment based the manner in which your CEO (chief operating decision-maker) reviews financial information. However, based on disclosure included elsewhere in your Form 10-K, it appears that you analyze results based on type of product (SONAR, GPS, and SONAR/GPS combination products). Please explain to us in further detail how your CEO would know and be able to certify this information if he does not review financial information at this level. Furthermore, if you do believe that they are separate operating segments, but that they meet the criteria for aggregation outlined in paragraph 17 of SFAS No.131, please explain in detail your basis for this conclusion.

Customer Service, Page 7
2. We note from your disclosure on page 7 that you license certain databases from third parties for use in your GPS products. Supplementally tell us how you have accounted for the cost of these licenses. Include in your response whether you include in the retail price of your products "access" to these services for a specific period of time, the specific details of your arrangements for these licenses (for example, $X for unlimited use in your products for a period of Y years, $X per unit sold with access for Y years, etc), and where you have included the associated revenues and expenses in your income statement.


Item 7 - Management`s Discussion and Analysis of Financial
Condition

Results of Operations

Year Ended July 31, 2004 Compared To Year Ended July 31, 2003,
Page
14
3. We note several instances within MD & A where a change in revenues or expenses is not fully explained. For example, a $4.6 million increase in operating expenses, representing an increase of 2.8% as a percent of sales, is not explained. Similarly, we note more complete explanations are included for 2003 versus 2002 explanations (see page
14). Please note that these examples do not comprise all instances.
Please supplementally explain to us and revise your disclosure to fully and completely explain all changes in operating results. Refer to the guidance in FR 72.

Liquidity and Capital Resources

Sources of Capital, Page 16
4. Please expand your discussion of the waiver you received from the bank for the $5 million limit on capital expenditures to include a discussion of the potential financial impact to you had the waiver not been obtained, a discussion of the facts and circumstances leading to the expenditure of over $5 million on capital expenditures, and the probability of a similar situation arising in the future.


Note 1 - Business and Summary of Significant Accounting Policies

Accrued Product Cost

Product Warranties, Page F-8
5. We note your disclosure that costs related to your one year warranty are estimated at the time of sale based on historical figures. We note from disclosure on page 7 that you also offer two-year extended warranties for an additional one-time fee through your
LEI Extras, Inc. subsidiary. Supplementally explain to us and, to the extent material, revise your disclosure to indicate the treatment of this additional revenue and the associated warranty expense.


Form 8-K, June 15, 2004, Restatement Press Release

6. We note from your 8-K filed on June 15, 2004 that your 2003
Form
10-K and the first 3 Forms 10-Q for fiscal 2004 have been restated to show the effect of certain options which should have been accounted for under variable accounting and for the adoption of SFAS 123 under the modified prospective method. With respect to these to these restatements, please explain to us the facts and circumstances surrounding the discovery of the error as well as the decision to adopt SFAS 123. Please also explain to us how the adoption of SFAS
123, which typically results in increased compensation expense due to implementation of the fair value method, resulted in an increase to earnings per share on a fully diluted basis.


* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Amy Geddes at 202-942-2885 if you have questions or me at
202-942-1995 if you have questions with any concerns as I supervised the review of your filing.

								Sincerely,



								David Humphrey
								Branch Chief

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Lowrance Electronics, Inc.
November 16, 2004
Page 1